UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024.

Commission File Number: 001-39530

ImmunoPrecise Antibodies Ltd.

3204 - 4464 Markham Street, Victoria, British Columbia V8Z 7X8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 of this Form 6-K are incorporated by reference into the Registration Statement on Form S-8 (File No. 333-256730) and Registration Statement on Form F-3 (File Nos. 333-273197 and 333-281312) of the Registrant, ImmunoPrecise Antibodies Ltd.

EXHIBIT INDEX

Exhibit	Description
99.1	Report of Voting Results dated November 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOPRECISE ANTIBODIES LTD.
Date: November 15, 2024

	By:	/s/ Kristin Taylor
	Name:	Kristin Taylor
	Title:	Chief Financial Officer